08005786

2008-10-23

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

SEC
Mail Processing
Section
NOV 06 2008
Washington, DC
101

Attention: Special Counsel, Office of
International Corporate Finance

PROCESSED
NOV 14 2008
THOMSON REUTERS

SUPPL

Dear Sir or Madam,

**Re.: Rule 12g3-2(b)**
**File No. 82-3754**

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,

HÖGANÄS AB (publ)

Christel Hübinette

Encl. Interim Report January – September 2008
Press Release

# PRESS RELEASE

*Höganäs' third quarter 2008:*

## Growth and earnings gains despite weak business cycle

**Höganäs' sales grew by 5.8%, and operating income by 17% in the third quarter 2008, despite weaker demand on several markets. This was due to expanded volumes and higher pricing. Höganäs' take-over of the business acquired from Kobelco in North America is ahead of plan.**

Höganäs AB is publishing its Interim Report for January-September 2008 today. The company's net sales in the third quarter increased from MSEK 1 489 to MSEK 1 575, or by 5.8%. This was due partly to volume growth of 2.7%, of which 2.4% was sourced from the business acquired from Kobelco in North America in August, and partly from price increases and currency effects. Volume growth remained brisk in Asia and South America. Progress in Europe and North America was slower as a result of reduced demand, mainly from the automotive industry. The company won further market shares in North America.

Operating income for the third quarter was MSEK 131 (112), up 17% year on year. Lower costs for nickel and a weaker exchange rate for the Swedish krona exerted a positive earnings effect. This was partially offset by higher costs for steel scrap and input goods, plus lower earnings from metal and currency hedges.

In the first nine months of the year, net sales were MSEK 4 750 (4 420), up 7.5%, with 5% of this consisting of volume growth. Excluding sales to Kobelco's customers, the increase was 6.8%, of which volume growth was 4.2%. Operating income for the nine-month period was MSEK 559 (475) up 18%.

Höganäs' president Alrik Danielson commented:
"Against the background of the significant slowdown on our markets, I'm pleased that we could post continued growth of our sales, earnings and cash flow. Looking ahead, we take a positive view that raw materials prices have reduced, and that the US dollar has appreciated. We're also very happy with the work we have done transferring Kobelco Metal Powders' customers in North America. In terms of starting production for these customers at our facility in Pennsylvania, we're somewhat ahead of schedule."

*Enquiries*:

HÖGANÄS AB (publ)

Alrik Danielson
President & Chief Executive Officer
Tel 042-33 80 00

Sven Lindskog
Chief Financial Officer
Tel 042-33 80 00

---

Höganäs, Sweden, 23 October 2008

# HÖGANÄS AB (publ) Corporate ID no. 556005-0121

## INTERIM REPORT, JANUARY - SEPTEMBER 2008

### Highlights

| MSEK | Q3 | | Q1-3 | |
|---|---|---|---|---|
| Net sales | 1 575 | +6% | 4 750 | +7% |
| Operating income | 131 | +17% | 559 | +18% |
| Operating margin, % | 8.3 | (7.5) | 11.8 | (10.7) |
| Income before tax | 112 | +7% | 530 | +21% |
| Income after tax | 83 | +6% | 398 | +23% |
| Earnings per share before and after dilution, SEK | 2.38 | (2.25) +6% | 11.44 | (9.29) +23% |
| Equity/assets ratio, % | | | 42.9 | (49.5) |

- Volume growth of 2.7% in the third quarter despite a market under pressure in August and September. Continued high volume growth in Asia and South America. Group volume growth of 5.0% in the nine-month period.
- Operating income for the third-quarter MSEK 131 (112), up 17% year on year, positively affected by lower costs for nickel and a weaker SEK. Unfavourable effect of higher costs for steel scrap and input goods, and lower earnings from metal and currency hedging. Operating income for the nine-month period was MSEK 559 (475), up 18% on 2007.
- Income after tax for the nine-month period was MSEK 398 (323), up 23% year on year.
- Cash flow from operating activities for the nine-month period was MSEK 510 (199).
- Acquisition of Kobe Steel's North American iron powder business (Kobelco Metal Powders) completed in August. Transfer of production somewhat ahead of schedule.

## THIRD QUARTER 2008

**Consolidated net sales**

Net sales were MSEK 1 575 (1 489), a 5.8% increase driven by volume growth, price increases and higher metal price surcharges on steel scrap. The net sales increase excluding the business acquired from Kobelco in North America was 4.0%.

Sales volumes increased by 2.7% on the third quarter 2007, corresponding to 0.3% excluding the acquisition from Kobelco. Volume growth remained positive in Asia and South America, but was weaker in Europe and North America due to the automotive industry's sharp downturn after the summer.

Significant efforts are being made to transfer Kobelco's customers in North America to Höganäs. These customers have been included in Höganäs' invoiced sales since 11 August. Production of these customers' volumes will be transferred from Kobelco's facility in Indiana to Höganäs' Pennsylvania plant in spring 2009. The company expects the implementation of this measure to be effected somewhat ahead of plan.

**Consolidated earnings**

Operating income was MSEK 131 (112). Gross income was MSEK 250 (235), positively affected by lower costs for nickel and a weaker SEK, while increased costs for steel scrap and input goods, and reduced earnings from metal hedges, had an adverse effect on income. Earnings from metal hedges were MSEK 10 (15).

The nickel price fall in the second quarter continued, while other metal prices peaked during the summer, to subsequently fall sharply. Thus, this latter factor had only a marginal earnings impact in the quarter and the cost of goods sold was significantly higher in the quarter than in the corresponding period of the previous year. Metal inventory losses were down year on year because these losses were incurred as a result of a very sharp nickel price fall in the third quarter 2007.

Other operating income and operating expenses were MSEK 23 (11), which include earnings from currency forwards contracts of MSEK -2 (8) and currency differences of MSEK 25 (3).

The operating margin in the third quarter was 8.3% (7.5). The acquisition from Kobelco implies a temporary negative margin impact on operating margin because production has not yet been transferred to North American Höganäs' facility.

Because, traditionally, sales volumes are lower in the second half-year than in the first half-year (due to reduced activity in the summer and around year-end), operating income and margins are lower in this period.

Income before tax was MSEK 112 (105). Income after tax was MSEK 83 (78).

## JANUARY - SEPTEMBER 2008

**Consolidated net sales**

Net sales were MSEK 4 750 (4 420), corresponding to an increase of 7.5%, of which volume growth was 5.0%. The net sales gains excluding the Kobelco acquisition in North America was 6.8%. Volume growth excluding the effect of the acquisition was 4.2%.

Apart from volume growth, the sales gains involved price increases and higher metal price surcharges on scrap, but were offset by lower metal price surcharges on nickel and currency effects of -3%, mainly due to a weaker USD (until September) compared to 2007.

The progress of Höganäs' volumes remained robust in Asia and South America. A clear market slowdown occurred in Europe, especially from August onwards. Höganäs continued to win market shares on a declining market in North America.

**Consolidated earnings**

Operating income was MSEK 559 (475), positively affected by better gross income and more positive other operating items than in the previous year.

Gross income was MSEK 916 (859), positively affected by increased sales volumes and price increases on all markets. Gross income was adversely affected by USD depreciation and higher costs for scrap and energy. Metal prices were highly volatile in the nine-month period 2008, as in the corresponding period of 2007, even if the pattern did differ. In the first half-year, metal inventory gains were down by the order of MSEK 15 on the corresponding period of 2007, when nickel and copper prices rose sharply. In the third quarter, the situation was the reverse, with inventory losses down some MSEK 5 on 2007. Metal hedges maturing in the first half-year 2008 generated MSEK 12, which were MSEK 35 in the corresponding period of 2007.

Other operating income and operating expenses were MSEK 67 (33), including MSEK 33 of sales of $CO_2$ emission rights, earnings of MSEK 21 on currency forward contracts, exchange rate differences of MSEK 10 and a MSEK 3 income statement item from the sale of the facility in Jacarei, Brazil. MSEK 27 of earnings on currency forward contracts, a reversal of provisioning for tax costs in Brazil of MSEK 3, sales of $CO_2$ emission rights of MSEK 3, and insignificant exchange rate differences affected the previous year.

Operating margin was 11.8% (10.7).

Income before tax was MSEK 530 (437). Income after tax was MSEK 398 (323) or SEK 11.44 per share before and after dilution (9.29). The effective tax rate was 24.9% (26.1).

## GROUP HIGHLIGHTS

### Third quarter

*Acquisition of Kobe Steels' iron powder business in North America*

Höganäs' acquisition of Kobe Steels North American iron powder business was announced in July. The deal involves Kobelco Metal Powder of America, Inc., a subsidiary of Kobe Steels Ltd. USA, transferring production and marketing to North American Höganäs. Höganäs took over invoicing of Kobelco's customers as of 11 August. Kobelco will also shut down production at its facility in Indiana, scheduled for spring 2009.

*Consolidation of Brazilian operation*

In February 2008, Höganäs sold its facility at Jacarei, São Paulo, and concentrated all its Brazilian operations on Mogi das Cruzes in September. Its production, technical support centre and sales office relocated and the new facility came on stream as planned. This will enhance efficiency, cut costs and reduce capital employed.

*New Europe Manager*

On 1 September 2008, Mikael Carleson started as head of Höganäs' European business. He has extensive experience of sales, marketing, finance, production and management. Mr. Carleson has been active in manufacturing and service businesses in the process and food industries worldwide. He joins Höganäs from Alfa Laval AB where he headed up the global Parts & Services division.

### Previous quarters 2008

*New Managers for Asia and India*

Per Engdahl became head of Höganäs Asia, including the Japanese, Chinese, Taiwanese, South Korean subsidiaries and the South-East Asian markets, on 1 January 2008. He was previously Vice President of Sales & Business Development of the Höganäs group.

Srini V. Srinivasan took up his position as Managing Director of Höganäs India Ltd. on 2 January 2008. He joined Höganäs from GKN Sintermetals Ltd. India, where he was Managing Director.

*Automatic redemption procedure*

Pursuant to a resolution by the Annual General Meeting (AGM) an automatic redemption procedure was conducted in the second quarter. Through this procedure, shareholders received one redemption share for each share held, redeemed against SEK 15. The resolution meant that in addition to cash dividends of MSEK 218, MSEK 522 was disbursed to shareholders.

## BUSINESS AREAS

*Höganäs has two business areas: Components and Consumables. Components encompasses all powder where value is added to create components. Consumables covers those powders used in processes such as preparing metals, as supplements to chemical processes, surface coatings and food additives.*

*Components*

Net sales in the nine-month period were MSEK 3 610 (3 242), an 11% increase year on year.

Sales volumes grew by 4%, or 3% excluding the acquisition from Kobelco in North America. Market progress was positive in South America and Asia. However, as expected, July and August were also weak in Asia, although September was better. The short-term forecast in Asia appears hard to assess. Market progress in North America and Europe slowed progressively quarter by quarter compared to the previous year. Sales volumes in Europe declined, apart from Russia, where they continued to expand sharply in the third quarter. In North America, Höganäs considers that it won market share on an increasingly declining market and also posted increased sales in the third quarter thanks to volumes to Kobelco's former customers.

Operating income was MSEK 351 (271), a 30% improvement. Operating margins were 9.7% (8.4), mainly the result of price increases. Profits were affected negatively by sharp USD depreciation until August, compared to 2007. A steady increase in the cost of scrap and input goods exerted a negative earnings effect, because the compensation for metal

price surcharges is subject to some delay and the scrap price downturn in the summer only impacted the period marginally. The fall in nickel prices exerted a small-scale positive effect late in the period.

***Consumables***

Net sales in the nine-month period were MSEK 1 140 (1 178), a 3% decrease on 2007.

Volumes increased by 7% year on year. However, lower metal price surcharges and currency effects resulted in net sales decreasing. After a strong conclusion to 2007 and a weak start to 2008, volume growth in the second quarter was 8% and in the third quarter 16% year on year. The main driver for the increase is firm demand growth in market segments like welding powder, surface coating powder and electrolytic iron for food supplements. Sales volumes reduced in Europe, but this was mainly due to significant quantities of scrap being sold in 2007, which was not the case in 2008.

Operating income was MSEK 153 (177) in the period, down 13% compared to 2007. The negative variation from the previous year was mainly sourced from significant metal inventory gains on nickel and improved metal hedge gains in 2007. Year-2008 earnings were also reduced by USD depreciation to the end of August. The main positive variation was from price increases.

The operating margin was 13.4% (15.0), significantly stronger than the 8.7% achieved in the second half-year 2007.

## PROFITABILITY

Return on capital employed was 17.2% (16.0) in the period and return on equity was 19.8% (16.8).

## FINANCIAL POSITION AND CASH FLOW

The equity/assets ratio was 42.9% at the end of the period, against 53.3% at year-end 2007. Shareholders' equity per share was SEK 69.90, against SEK 79.50 at the beginning of the financial year.

Consolidated financial net debt was MSEK 1 493 at the end of the period, up MSEK 590 since the previous year-end due to cash dividends and share redemption. Net financial income and expenses were MSEK -29 (-38), due to lower utilization of credit facilities (until the share redemption in June), lower interest rates in the US, earnings on interest swaps and interest income on short-term investments, which affected net financial income and expenses positively in the reporting period.

Cash flow from operating activities was MSEK 510 (199). The change in working capital reduced cash flow in the period by MSEK 20. Net investments in fixed assets were MSEK 260 (106). Financing activities affected cash flow by MSEK -311 (-10) due to cash dividends and the redemption procedure, which was partly financed through increased utilization of credit facilities.

## SIGNIFICANT RISKS AND UNCERTAINTY FACTORS

The group's and parent company's significant risk and uncertainty factors include business risks in the form of high exposure to the automotive industry. Financial risks, primarily currency risks and metal price risks, are additional. No other significant risks are considered to have arisen in addition to those reviewed in Höganäs' Annual Report 2007, with Note 31 offering a detailed review of the group's and parent company's risk exposure and risk management.

## HUMAN RESOURCES

Höganäs had 1 566 employees at the end of the period, against 1 591 as of 1 January.

## OUTLOOK

The financial turbulence that began in autumn 2007 and has continued in 2008 renders forecasts for the future highly uncertain. One likely scenario is that weaker market progress in North America will persist. The trend towards smaller and more fuel-efficient cars in North America will continue to restrain the growth of press powder. Demand on the European and South American powder markets will continue to slow. Growth in Asia will continue, although it will fluctuate in the short term.

Metal prices and exchange rates are expected to remain volatile, which may have a short-term effect on profit performance.

## PARENT COMPANY

**Net sales and earnings**

Parent company net sales were MSEK 2 741 (2 610), a 5% increase. Sales to group companies were MSEK 1 198 (1 173). Higher turnover was due to increased sales volumes and price increases.

Operating income was MSEK 280 (237) in the period. Excluding earnings from currency forward contracts, income was MSEK 259 (210). Parent company income was positively affected by volume expansion and price increases, and negatively affected by volatile metal prices and currency fluctuations in USD.

***Financial position***

Investments in fixed assets were MSEK 109 (69). Parent company liquid funds were MSEK 30 at the end of the period, against MSEK 35 at the beginning of the financial year.

***Significant transactions with related parties***

The parent company exerts a controlling influence over its subsidiaries. The supply of services and products between group companies is subject to business terms and market prices. There were MSEK 1 197 (1 171) of sales of goods to related parties, while purchases of goods from related parties were MSEK 74 (87).

Outstanding receivables from related parties were MSEK 1 517 (1 484) at the end of the period, and liabilities to related parties were MSEK 470 (322). The parent company had guarantees of MSEK 232 (109) in favour of subsidiaries. MSEK 24 (13) of dividends were received from subsidiaries.

## ELECTION COMMITTEE AND AGM

Pursuant to a resolution by the Annual General Meeting (AGM) in April, an Election Committee has been formed and constituted. It consists of:

Per Molin, Chairman of Höganäs AB, Ulf G Lindén of Lindéngruppen AB and Chairman of the Election Committee, Carl-Olof By of Industrivärden, Ramsay Brufer of Alecta and Henrik Didner of Didner & Gerge Fonder AB.

The AGM will be held at 3 p.m. on 27 April 2009 at HB-hallen, Höganäs, Sweden.

Alrik Danielson, CEO, and Sven Lindskog, CFO, will be presenting this Interim Report at a press conference at 10:30 a.m. on 23 October 2008 at Operaterrassen, Stockholm, Sweden.

The press conference will be streamed at www.hoganas.com / Investor Relations / Conference Call. It is open to journalists, analysts and investors. To participate, please call +44 (0)207 162 0125.

*Alrik Danielson*
CEO and President

Höganäs, Sweden, 23 October 2008

## ACCOUNTING PRINCIPLES

This Report has been prepared pursuant to IFRS (International Financial Reporting Standards) as endorsed by the EU Commission for adoption in the EU. The Interim Report has been prepared pursuant to IAS 34, Interim Financial Reporting, which is consistent with the stipulations of RR 31, Interim Reporting for Groups (issued by Redovisningsrådet, the Swedish Financial Accounting Standards Council). The accounting principles applied are unchanged compared to the previous year. For a review of the group's accounting principles and definitions of certain terms, the reader is referred to the accounting principles section of the Annual Report for 2007.

### Auditor's report on review of Interim Report

To the Board of Directors of Höganäs AB (publ), corporate ID no. 556005-0121

We have conducted a limited review of the Interim Report of Höganäs AB (publ) as of 30 September 2008 and the nine-month period that concluded on this date. The preparation and presentation of this Interim Report pursuant to IAS 34 and the Swedish Annual Accounts Act are the responsibility of the Board of Directors and Chief Executive Officer. Our responsibility is to report our conclusions concerning this Interim Report on the basis of our limited review.

We have conducted our limited review pursuant to the Standard for Limited Review (SÖG) 2410 *Limited review of interim financial information conducted by the company's appointed auditor.* A limited review consists of making inquiries, primarily to individuals responsible for financial and accounting matters, as well as performing analytical procedures and taking other limited review measures. A limited review has a different focus and significantly less scope than an audit according to RS Auditing Standards in Sweden and generally accepted auditing practice. The review procedures undertaken in a limited review do not enable us to obtain a level of assurance where we would be aware of all important circumstances that would have been identified had an audit been conducted. Therefore, a conclusion reported on the basis of a limited review does not have the level of certainty of a conclusion reported on the basis of an audit.

Based on our limited review, no circumstances have come to our attention that would give us reason to believe that the attached Interim Report has not been prepared pursuant to IAS 34 and the Swedish Annual Accounts Act for the group, and pursuant to the Swedish Annual Accounts Act for the parent company, in all material respects.

*Alf Svensson*
Authorized Public Accountant

KPMG AB

Höganäs, Sweden, 23 October 2008

## *FINANCIAL INFORMATION*

*Höganäs intends to publish the following financial information:*

- *Year-end Report 2008, 5 February 2009*
- *First-quarter Interim Report 2009, 22 April 2009*
- *The AGM will be held on 27 April 2009*
- *The Annual Report is scheduled for publication in the week ending 26 April 2009*

*For more information, please contact:*
*Alrik Danielson, CEO, tel. +46 (0)42 33 80 00*
*Sven Lindskog, CFO, tel. +46 (0)42 33 80 00*

*Höganäs AB (publ), SE-263 83 Höganäs, Sweden*
*tel +46 (0)42 33 80 00 fax +46 (0)42 33 83 60*
*www.hoganas.com*

| CONSOLIDATED INCOME STATEMENT<br>MSEK | Q 3<br>2008 | Q 3<br>2007 | Q 1-3<br>2008 | Q 1-3<br>2007 | Latest<br>12 months | Year<br>2007 |
|---|---|---|---|---|---|---|
| Net sales | 1 575 | 1 489 | 4 750 | 4 420 | 6 168 | 5 838 |
| Cost of goods sold | -1 325 | -1 254 | -3 834 | -3 561 | -4 998 | -4 725 |
| **Gross profit** | **250** | **235** | **916** | **859** | **1 170** | **1 113** |
| | | | | | | |
| Selling expenses | - 53 | - 59 | - 155 | - 167 | -200 | - 212 |
| Administrative expenses | - 57 | - 54 | - 181 | - 167 | -237 | - 223 |
| Research and development costs | - 32 | - 21 | - 88 | - 83 | -123 | - 118 |
| Other operating income | 23 | 18 | 96 | 48 | 110 | 62 |
| Other operating expenses | 0 | - 7 | - 29 | - 15 | -29 | - 15 |
| **Operating income** | **131** | **112** | **559** | **475** | **691** | **607** |
| Operating margin, % | 8,3 | 7,5 | 11,8 | 10,7 | 11,2 | 10,4 |
| | | | | | | |
| Financial income | - 1 | 8 | 10 | 22 | 26 | 38 |
| Financial expenses | - 18 | - 15 | - 39 | - 60 | -62 | - 83 |
| **Income after financial items** | **112** | **105** | **530** | **437** | **655** | **562** |
| | | | | | | |
| Tax | - 29 | - 27 | - 132 | - 114 | -149 | - 131 |
| **Net income** | **83** | **78** | **398** | **323** | **506** | **431** |
| | | | | | | |
| **Attributable to:** | | | | | | |
| Parent company shareholders | 83 | 78 | 398 | 323 | 505 | 430 |
| Minority interests | 0 | 0 | 0 | 0 | 1 | 1 |
| | **83** | **78** | **398** | **323** | **506** | **431** |
| | | | | | | |
| **Depreciation and amortisation for the period** | **- 65** | **- 67** | **-195** | **-207** | **-258** | **-270** |
| | | | | | | |
| Earnings per share before and after dilution, SEK | 2,38 | 2,25 | 11,44 | 9,29 | 14,54 | 12,39 |
| Weighted average number of shares, before and after dilution ('000) | 34 801 | 34 801 | 34 801 | 34 799 | | 34 800 |
| Weighted average number of shares, after dilution ('000) | 34 804 | 34 801 | 34 803 | 34 801 | | 34 801 |
| Number of shares at end of period ('000) | 34 801 | 34 801 | 34 801 | 34 801 | | 34 801 |
| Number of treasury shares ('000) | 294 | 298 | 294 | 298 | | 298 |

| CONSOLIDATED BALANCE SHEET, SUMMARY<br>MSEK | 30 Sept<br>2008 | 30 Sept<br>2007 | 31 Dec<br>2007 |
|---|---|---|---|
| Intangible fixed assets | 190 | 176 | 177 |
| Tangible fixed assets | 2 446 | 2 365 | 2 371 |
| Financial fixed assets | 87 | 95 | 111 |
| Inventories | 1 559 | 1 241 | 1 302 |
| Current receivables | 1 242 | 1 360 | 1 019 |
| Liquid funds/assets | 148 | 185 | 211 |
| **Total assets** | **5 672** | **5 422** | **5 191** |
| | | | |
| Shareholders´ equity | 2 434 | 2 686 | 2 766 |
| Interest-bearing liabilities and provisions | 1 641 | 1 300 | 1 114 |
| Non-interest-bearing liabilities and provisions | 1 597 | 1 436 | 1 311 |
| **Total shareholders´ equity and liabilities** | **5 672** | **5 422** | **5 191** |
| | | | |
| Pledged assets | 36 | 28 | 38 |
| Contingent liabilities | 66 | 13 | 65 |

| CHANGES IN SHAREHOLDERS´ EQUITY, SUMMARY<br>MSEK | Q 1-3<br>2008 | Q 1-3<br>2007 | Year<br>2007 |
|---|---|---|---|
| Opening balance | 2 766 | 2 625 | 2 625 |
| Translation differences | 28 | - 5 | - 10 |
| Change in hedging provision | - 19 | - 44 | - 66 |
| Net income | 398 | 323 | 431 |
| Dividends | - 740 | - 217 | - 217 |
| Incentive program | 1 | 4 | 3 |
| **Closing balance** | **2 434** | **2 686** | **2 766** |

## NET SALES BY MAIN MARKET

| MSEK | Q 3 2008 | Q 3 2007 | Q 1-3 2008 | Q 1-3 2007 | Latest 12 months | Year 2007 |
|---|---|---|---|---|---|---|
| Europe | 600 | 652 | 1 948 | 1 962 | 2 556 | 2 570 |
| America | 454 | 379 | 1 293 | 1 159 | 1 656 | 1 522 |
| Asia | 521 | 458 | 1 509 | 1 299 | 1 956 | 1 746 |
| **Total** | **1 575** | **1 489** | **4 750** | **4 420** | **6 168** | **5 838** |

## CONSOLIDATED QUARTERLY DATA

| MSEK | Q 3 2008 | Q 2 2008 | Q 1 2008 | Q 4 2007 | Q 3 2007 | Q 2 2007 | Q 1 2007 | Q 4 2006 |
|---|---|---|---|---|---|---|---|---|
| Net sales | 1 575 | 1 592 | 1 583 | 1 418 | 1 489 | 1 518 | 1 413 | 1 233 |
| Costs | -1 379 | -1 296 | -1 321 | -1 223 | -1 310 | -1 274 | -1 154 | -1 016 |
| Depreciation and amortisation | -65 | -64 | -66 | -63 | -67 | -69 | -71 | -71 |
| Operating income | 131 | 232 | 196 | 132 | 112 | 175 | 188 | 146 |
| Income before tax | 112 | 227 | 191 | 125 | 105 | 160 | 172 | 138 |
| Income after tax | 83 | 170 | 145 | 108 | 78 | 119 | 126 | 119 |
| Operating margin, % | 8,3 | 14,6 | 12,4 | 9,3 | 7,5 | 11,5 | 13,3 | 11,8 |

## KEY INDICATORS

| | Q 1-3 2008 | Q 1-3 2007 | Year 2007 |
|---|---|---|---|
| Capital employed, MSEK | 4 075 | 3 986 | 3 880 |
| Return on capital employed [1], % | 17,2 | 16,0 | 15,9 |
| Shareholders´ equity, MSEK | 2 434 | 2 686 | 2 766 |
| Return on equity [1], % | 19,8 | 16,8 | 16,0 |
| Shareholders´ equity per share, SEK | 69,90 | 77,20 | 79,50 |
| Equity/assets ratio, % | 42,9 | 49,5 | 53,3 |
| Financial net debt, MSEK | 1 493 | 1 115 | 903 |
| Debt/equity ratio, multiple | 0,61 | 0,42 | 0,33 |
| Interest coverage ratio, multiple | 19,3 | 12,5 | 13,5 |
| Number of employees, end of period | 1 566 | 1 582 | 1 591 |

[1] Latest 12 months

## CASH FLOW STATEMENT, SUMMARY

| MSEK | Q 1-3 2008 | Q 1-3 2007 | Year 2007 |
|---|---|---|---|
| Cash flow before change in working capital | 530 | 491 | 677 |
| Change in working capital | - 20 | - 292 | - 195 |
| **Cash flow from operations** | **510** | **199** | **482** |
| Cash flow from investment activities | - 260 | - 106 | - 168 |
| Cash flow from financing activities | - 311 | - 10 | - 207 |
| **Cash flow for the period** | **- 61** | **83** | **107** |
| Liquid funds, opening balance | 211 | 102 | 102 |
| Exchange rate differences in liquid funds | - 2 | 0 | 2 |
| **Liquid funds, closing balance** | **148** | **185** | **211** |


NET SALES (MSEK)
YTD
5 000
4 500
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
2007
2008


OPERATING INCOME (MSEK)
YTD
600
550
500
450
400
350
300
250
200
150
100
50
0
2007
2008


EARNINGS PER SHARE (SEK)
YTD
12,00
11,00
10,00
9,00
8,00
7,00
6,00
5,00
4,00
3,00
2,00
1,00
0,00
2007
2008

**REPORTING PER BUSINESS AREA**

| | Net sales | | | | Operating income | | | |
|---|---|---|---|---|---|---|---|---|
| MSEK | Q 3 2008 | Q 3 2007 | Q 1-3 2008 | Q 1-3 2007 | Q 3 2008 | Q 3 2007 | Q 1-3 2008 | Q 1-3 2007 |
| Components | 1 241 | 1 103 | 3 610 | 3 242 | 85 | 78 | 351 | 271 |
| Consumables | 334 | 386 | 1 140 | 1 178 | 47 | 26 | 153 | 177 |
| Other (Hedge and sale of emission rights) | | | | | - 1 | 8 | 55 | 27 |
| **Total Group** | **1 575** | **1 489** | **4 750** | **4 420** | **131** | **112** | **559** | **475** |

**BUSINESS AREA - COMPONENTS**

| MSEK | Q 3 2008 | Q 3 2007 | Q 1-3 2008 | Q 1-3 2007 | Latest 12 months | Year 2007 |
|---|---|---|---|---|---|---|
| Net sales | 1 241 | 1 103 | 3 610 | 3 242 | 4 632 | 4 264 |
| Operating income | 85 | 78 | 351 | 271 | 434 | 354 |
| Operating margin, % | 6,8 | 7,1 | 9,7 | 8,4 | 9,4 | 8,3 |
| Assets | | | 4 259 | 4 001 | | 3 799 |
| Liabilities | | | 911 | 629 | | 513 |
| Investments | 81 | 26 | 198 | 88 | 240 | 130 |
| Depreciation and amortisation | 48 | 52 | 150 | 160 | 197 | 207 |

**BUSINESS AREA - CONSUMABLES**

| MSEK | Q 3 2008 | Q 3 2007 | Q 1-3 2008 | Q 1-3 2007 | Latest 12 months | Year 2006 |
|---|---|---|---|---|---|---|
| Net sales | 334 | 386 | 1 140 | 1 178 | 1 536 | 1 574 |
| Operating income | 47 | 26 | 153 | 177 | 195 | 219 |
| Operating margin, % | 14,1 | 6,7 | 13,4 | 15,0 | 12,7 | 13,9 |
| Assets | | | 1 346 | 1 361 | | 1 348 |
| Liabilities | | | 310 | 605 | | 374 |
| Investments | 48 | 12 | 96 | 28 | 114 | 46 |
| Depreciation and amortisation | 17 | 15 | 45 | 47 | 61 | 63 |

## PARENT COMPANY INCOME STATEMENT

| MSEK | Q 3 2008 | Q 3 2007 | Q 1-3 2008 | Q 1-3 2007 | Latest 12 months | Year 2007 |
|---|---|---|---|---|---|---|
| Net sales | 895 | 900 | 2 741 | 2 610 | 3 543 | 3 412 |
| Cost of goods sold | - 761 | - 735 | -2 279 | -2 157 | -2 897 | -2 775 |
| **Gross profit** | **134** | **165** | **462** | **453** | **646** | **637** |
| Selling expenses | - 26 | - 27 | - 82 | -82 | -108 | - 108 |
| Administrative expenses | - 24 | - 27 | - 86 | -89 | -115 | - 118 |
| Research and development costs | - 29 | - 25 | - 84 | -78 | -109 | - 103 |
| Other operating income | 16 | 14 | 80 | 42 | 88 | 50 |
| Other operating expenses | 6 | - 7 | - 10 | -9 | -2 | - 1 |
| **Operating income** | **77** | **93** | **280** | **237** | **400** | **357** |
| Operating margin, % | 8,6 | 10,3 | 10,2 | 9,1 | 11,3 | 10,5 |
| Earnings on shares in group companies | 4 | 3 | 24 | 13 | 29 | 18 |
| Interest income and similar items | 9 | 35 | 36 | 76 | 53 | 93 |
| Interest expenses and similar items | - 16 | - 17 | - 34 | - 49 | -43 | - 58 |
| **Profit after financial items** | **74** | **114** | **306** | **277** | **439** | **410** |
| Appropriations | - | - | - | - | 110 | 110 |
| **Income before tax** | **74** | **114** | **306** | **277** | **549** | **520** |
| Tax | - 19 | - 26 | - 71 | - 63 | -150 | - 142 |
| **Net income** | **55** | **88** | **235** | **214** | **399** | **378** |
| **Depreciation and amortisation for the period** | **- 36** | **- 37** | **-109** | **-118** | **-146** | **-155** |

## PARENT COMPANY BALANCE SHEET, SUMMARY

| MSEK | 30 Sept 2008 | 30 Sept 2007 | 31 Dec 2007 |
|---|---|---|---|
| Intangible fixed assets | 22 | 34 | 38 |
| Tangible fixed assets | 1 241 | 1 254 | 1 240 |
| Financial fixed assets | 2 207 | 2 080 | 2 118 |
| Inventories | 557 | 504 | 491 |
| Current receivables | 739 | 846 | 711 |
| Cash and bank balances | 30 | 91 | 35 |
| **Total assets** | **4 796** | **4 809** | **4 633** |
| Shareholders´ equity | 1 068 | 1 560 | 1 590 |
| Untaxed reserves | 1 012 | 1 121 | 1 012 |
| Interest-bearing liabilities and provisions | 1 465 | 1 196 | 993 |
| Non-interest-bearing liabilities and provisions | 1 251 | 932 | 1 038 |
| **Total shareholders´ equity and liabilities** | **4 796** | **4 809** | **4 633** |
| Pledged assets | 10 | 10 | 10 |
| Contingent liabilities | 297 | 120 | 230 |

## CHANGES IN SHAREHOLDERS´ EQUITY, SUMMARY

| MSEK | Q 1-3 2008 | Q 1-3 2007 | Year 2007 |
|---|---|---|---|
| Opening balance | 1 590 | 1 603 | 1 603 |
| Change in hedging provision | - 18 | - 44 | - 85 |
| Group contribution paid/received, net | - | - | - 92 |
| Net income | 235 | 214 | 378 |
| Dividends | - 740 | - 217 | - 217 |
| Incentive program | 1 | 4 | 3 |
| **Closing balance** | **1 068** | **1 560** | **1 590** |

END